UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*
QAD INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Stock Appreciation Rights Relating to Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
74727D108
(CUSIP Number of Class of Securities underlying Common Stock)
Daniel Lender
Executive Vice President and Chief Financial Officer
QAD Inc.
100 Innovation Place
Santa Barbara, CA 93108
(805) 566-6000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copy to:

Blase Dillingham, Esq.	Angelee J. Harris, Esq.
Manatt, Phelps & Phillips, LLP	Manatt, Phelps & Phillips, LLP
11355 West Olympic Boulevard	695 Town Center Drive, 14th Floor
Los Angeles, CA 90064-1614	Costa Mesa, CA 92626
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$2,828,100	$157.81
*	Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes that both stock options to purchase and stock appreciation rights relating to an aggregate of 4,339,773 shares of common stock of QAD Inc., par value $0.001 per share (“Common Stock”), having an aggregate value of $2,828,100 will be exchanged pursuant to this offer. The aggregate value is calculated based upon the Black-Scholes option pricing model as of June 11, 2009.

**	The amount of the filing fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the aggregate transaction valuation.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 157.81	Filing Party: QAD Inc.
Form or Registration No.: 005-57385	Date Filed: June 17, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO
     EXPLANATORY NOTE
     This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on June 17, 2009, as amended on June 26, 2009, relating to an offer by QAD Inc., a Delaware corporation (together with its subsidiaries, the “Company”, “QAD”, “we”, “our” or “us”), to certain employees, subject to specified conditions to exchange some or all of their outstanding stock options (“Options”) and stock-settled stock appreciation rights (“SARs”) relating to the Company’s common stock, par value $0.001 per share, in exchange for new stock-settled stock appreciation rights (the “New SARs”). This Amendment No. 2 amends Exhibit 99.(a)(1)(A) and adds new Exhibit 99.(a)(1)(J), Exhibit 99.(a)(1)(K), Exhibit 99.(a)(1)(L) and Exhibit 99.(a)(1)(M).
     Amended Terms and Conditions of Exchange Offer
     For regulatory purposes, we have amended the terms and conditions of the Offer to Exchange Certain Stock Options and Stock Appreciation Rights, as amended by Amendment No. 1 (the “Exchange Offer”) originally filed as Exhibit 99.(a)(1)(A) to the Schedule TO, as follows. The following amendments to the Exchange Offer also apply to the other documents filed as exhibits to the Schedule TO, as amended, to the extent the original provisions of such other documents would conflict or be inconsistent with the Exchange Offer, as amended by this Amendment No. 2.
     1. Tax Consequences. Section 13 (Material Tax Consequences) is amended as follows:
     a. Paragraph 5 on page 20 is amended to read as follows:
     “Australia — If you choose to participate in the Exchange Offer and exchange old Options/SARs for New SARs this is likely to be a taxable event in Australia. Under the Australian employee share scheme rules the New SAR is regarded as consideration for the disposal of the old Options/SARs. Assuming there is no cost base in the old Options/SARs, an Australian taxpayer will need to pay tax, unless an exemption applies, and will be required to report the “market value” of the New SARs granted.
     The taxable amount should be disclosed in the taxpayer’s income tax return in the year of exchange and should be subject to income tax at the taxpayer’s marginal tax rate (currently maximum 45% plus the 1.5% Medicare levy). The New SARs will fall outside the Australian employee share scheme rules and will instead be subject to Australian capital gains tax upon subsequent disposal. Any tax and/or social security paid at grant is likely to form part of the cost base in calculating the taxable gain at the time the SARs are cancelled/disposed.
     The Australian Treasury has recently released a Policy Statement effective July 1, 2009 setting out the tax treatment of shares and rights acquired under employee share schemes. These rules will not affect the Exchange Offer due to the fact that the cancellation of the old Options/SARs for New SARs is not considered a “new grant” but is regarded as consideration for the disposal of the old Options/SARs. The current rules in Division 13A of the 1936 Act will continue to apply to shares and rights acquired up to June 30, 2009.”
     Items of Schedule TO
     Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein. This Amendment No. 2 should be read in conjunction with the Schedule TO.

ITEM 1. SUMMARY TERM SHEET.
     The information set forth in the Exchange Offer, as amended by this Amendment No. 2, under “Summary Term Sheet — Questions and Answers” and Section 2 (“Purpose of this Exchange Offer”) is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION
     (a) Name and Address.
     QAD Inc., a Delaware corporation (together with its subsidiaries, the “Company”, “QAD”, “we”, “our” or “us”), is the issuer of securities subject to the Exchange Offer, as amended by this Amendment No. 2. The address of the Company’s principal executive office is 100 Innovation Place, Santa Barbara, California 93108. The Company’s telephone number is (805) 566-6000.
     (b) Securities.
     This tender offer statement on Schedule TO relates to an offer by QAD to certain employees, subject to specified conditions, to exchange some or all of their outstanding stock options (“Options”) and stock-settled stock appreciation rights (“SARs”) relating to the Company’s common stock, par value $0.001 per share, in exchange for new stock-settled stock appreciation rights (the “New SARs”). An Option and SAR will be eligible for exchange and referred to herein as an “Eligible Award” if it has an exercise price above the closing stock price of QAD’s common stock on the NASDAQ Global Market as of the expiration date of the Exchange Offer, as amended by this Amendment No. 2, and the award was granted under the Company’s 1997 Stock Incentive Program (the “1997 Program”) or the Company’s 2006 Stock Incentive Program (the “2006 Program”). The New SARs will be granted under the 2006 Program.

     QAD is making the Exchange Offer, as amended by this Amendment No. 2, to all employees, referred to herein as “Eligible Employees” who are actively employed as of the date the Exchange Offer commences and who hold Eligible Awards. Neither members of QAD’s Board of Directors, including its Chief Executive Officer and President, nor our consultants are Eligible Employees. To remain eligible to surrender Eligible Awards for exchange and receive New SARs, the Eligible Employees must be employed by QAD or one of its subsidiaries on the date the Exchange Offer commences and remain employed through the New SAR grant date.
     The actual number of shares of common stock subject to the Eligible Awards to be exchanged in the Exchange Offer will depend on the closing price of QAD’s common stock on the NASDAQ Global Market as of the expiration date of the Exchange Offer and the number of shares of common stock subject to Eligible Awards surrendered by Eligible Employees and accepted by the Company for exchange. The Company is making the offer upon the terms and subject to the conditions set forth in the Exchange Offer, as amended by this Amendment No. 2.
     The information set forth in the Exchange Offer under “Summary Term Sheet — Questions and Answers,” Section 2 (“Eligible Employees; Eligible Awards; Expiration Date ”), Section 5 (“Acceptance of Eligible Awards for exchange and cancellation, and issuance of New SARs ”) and Section 8 (“Source and amount of consideration; terms of New SARs ”) is incorporated herein by reference.
     (c) Trading Market and Price.
     There is no established trading market for the Eligible Awards. The securities underlying the Eligible Awards are shares of the Company’s common stock. The Company’s common stock is quoted on the NASDAQ Global Market under the symbol “QADI”. The information set forth in the Exchange Offer under Section 7 (“Price range of common stock underlying the Eligible Awards”) is incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
     (a) Name and Address.
     The Company is the filing person and the subject company. The information set forth under Item 2(a) above and on Appendix B of the Exchange Offer (“Information about the Directors and Executive Officers of QAD”) is incorporated herein by reference.
ITEM 4. TERMS OF THE TRANSACTION.
     (a) Material Terms.
     The information set forth in the Exchange Offer, as amended by this Amendment No. 2, under “Summary Term Sheet — Questions and Answers,” “Risk Factors.” Section 1 (“Eligible Employees; Eligible Awards; Expiration Date ”), Section 3 (“Procedures for electing to exchange Eligible Awards”), Section 4 (“Withdrawal rights and change of election”), Section 5 (“Acceptance of Eligible Awards for exchange and cancellation; issuance of New SARs”), Section 6 (“Conditions of this Exchange Offer”), Section 8 (“Source and amount of consideration; terms of New SARs”), Section 11 (“Status of awards acquired by us in the Exchange Offer; accounting consequences of this Exchange Offer”), Section 12 (“Legal matters; regulatory approvals”), Section 13 (“Material tax consequences”), Section 14 (“Extension of this Exchange Offer; termination; amendment”), Section 18 (“Miscellaneous:) and Appendix A of the Exchange Offer (“Exchange Ratios”) is incorporated herein by reference.
     (b) Purchases.
     The information set forth in the Exchange Offer, as amended by this Amendment No. 2, under Section 10 (“Interest of directors and executive officers; transactions and arrangements involving awards”) and Appendix B of the Exchange Offer (“Information about the Directors and Named Executive Officers of QAD”) is incorporated herein by reference.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(a)	Agreements Involving the Subject Company’s Securities. The information set forth in the Exchange Offer, as amended by this Amendment No. 2, under Section 8 (“Source and amount of consideration; terms of New SARs”) and Section 10 (“Interests of directors and executive officers; transactions and arrangements involving awards”) and Appendix B of the Exchange Offer (“Information about the Directors and Named Executive Officers of QAD”) is incorporated herein by reference.
ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.
     (a) Purposes.
     The information set forth in the Exchange Offer, as amended by this Amendment No. 2, under “Summary Term Sheet — Questions and Answers” and Section 2 (“Purpose of this Exchange Offer”) is incorporated herein by reference.

     (b) Use of Securities Acquired.
     The information set forth in the Exchange Offer, as amended by this Amendment No. 2, under Section 5 (“Acceptance of Eligible Awards for exchange and cancellation; issuance of New SARs”) and Section 11 (“Status of awards acquired by us in the Exchange Offer; accounting consequences of this Exchange Offer”) is incorporated herein by reference.
     (c) Plans.
     Not applicable.
ITEM 7. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.
     (a) Source of Funds.
     The information set forth in the Exchange Offer, as amended by this Amendment No. 2, under Section 8 (“Source and amount of consideration; terms of New SARs”) and Section 15 (“Fees and expenses”) is incorporated herein by reference.
     (b) Conditions.
     The information set forth in the Exchange Offer, as amended by this Amendment No. 2, under Section 6 (“Conditions of this Exchange Offer”) is incorporated herein by reference.
     (c) Borrowed Funds.
     Not applicable.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     (a) Securities Ownership.
     The information set forth in the Exchange Offer, as amended by this Amendment No. 2, under Section 10 (“Interest of directors and executive officers; transactions and arrangements involving awards”) and on Appendix B of the Exchange Offer (“Information about the Directors and Named Executive Officers of QAD”) is incorporated herein by reference.
     (b) Securities Transactions.
     The information set forth in the Exchange Offer, as amended by this Amendment No. 2, under Section 10 (“Interest of directors and executive officers; transactions and arrangements involving awards”) and on Appendix B of the Exchange Offer (“Information about the Directors and Named Executive Officers of QAD”) is incorporated herein by reference.
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
     (a) Solicitations or Recommendations.
     Not applicable.
ITEM 10. FINANCIAL STATEMENTS.
     (a) Financial Information.
     The financial information included in Item 8 (“Financial Statements and Supplementary Data”) of the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2009, filed with the Securities and Exchange Commission (the “SEC”) on April 14, 2009 is incorporated herein by reference.
     The financial information included in Item 1 (“Financial Statements (unaudited)”) of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2009, filed with the SEC on June 10, 2009, is incorporated herein by reference.
     The information set forth in the Exchange Offer, as amended by this Amendment No. 2, under Section 9 (“Information concerning QAD”), Section 16 (“Additional information”) and Section 17 (“Financial statements”) is incorporated herein by reference.
     Our SEC filings, including the above mentioned Annual Report on Form 10-K and Quarterly Report on Form 10-Q, can be accessed electronically, free of charge, on the SEC’s website at http://www.sec.gov .
     (b) Pro Forma Financial Information.
     Not applicable.

ITEM 11. ADDITIONAL INFORMATION.
     (a) Agreements, Regulatory Requirements and Legal Proceedings.
     The information set forth in the Exchange Offer, as amended by this Amendment No. 2, under Section 10 (“Interest of directors and executive officers; transactions and arrangements involving awards”) and Section 12 (“Legal matters; regulatory approvals”) is incorporated herein by reference.
     (b) Other Material Information.
     Not applicable.
ITEM 12. EXHIBITS.
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits: Exhibit Number 99.(a)(1)(J), Exhibit Number 99.(a)(1)(K), Exhibit Number 99.(a)(1)(L) and Exhibit Number 99.(a)(1)(M). See the Index of Exhibits below.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QAD INC.
By:	/s/ Daniel Lender
	Name:	Daniel Lender
	Title:	EVP and Chief Financial Officer
	Dated:	July 7, 2009

INDEX OF EXHIBITS

Exhibit Number	Description

99.(a)(1)(A)	Offer to Exchange Certain Stock Options and Stock Appreciation Rights, dated June 17, 2009.

99.(a)(1)(B)*	Form of email accompanying distribution of the Exchange Offer.

99.(a)(1)(C)*	Form of confirmation of receipt emails of election to participate in or withdrawal from the Exchange Offer.

99.(a)(1)(D)*	Form of reminder emails.

99.(a)(1)(E)*	Screen shots of Exchange Offer website (which includes the means for holders to elect to participate in or withdraw from the Exchange Offer).

99.(a)(1)(F)*	Transcript and slide presentation of explaining the Exchange Offer.

99.(a)(1)(G)*	Press release announcing commencement of Exchange Offer.

99.(a)(1)(H)	QAD Inc. Annual Report on Form 10-K for its fiscal year ended January 31, 2009, filed with the Securities Exchange Commission on April 14, 2009 and incorporated herein by reference.

99.(a)(1)(I)	QAD Inc. Quarterly Report on Form 10-Q for its quarter ended April 30, 2009, filed with the Securities Exchange Commission on June 10, 2009 and incorporated herein by reference.

99.(a)(1)(J)	Email from Susan Turner, Director Global Tax, to employees of QAD Australia Pty. Limited.

99.(a)(1)(K)	Form of emails to be distributed on the Exchange Date.

99.(a)(1)(L)	Form of email from Pam Fack to be distributed to holders giving them individual grant details and access to New SAR agreement.

99.(a)(1)(M)	Email from Susan Turner, Director Global Tax, to employees of QAD India Private Limited.

99.(b)	Not applicable.

99.(d)(1)	1997 Stock Incentive Program, filed as Exhibit 10.2 to QAD Inc. Registration Statement on Form S-1 filed with the Securities Exchange Commission on June 3, 1997 and incorporated herein by reference.

99.(d)(2)	2006 Stock Incentive Program, filed as Exhibit 4.4 to QAD Inc. Form S-8 filed with the Securities Exchange Commission on September 19, 2006 and incorporated herein by reference.

99.(d)(3)	Amendment No. 2 to 2006 Stock Incentive Program, filed as Exhibit 4.5 to QAD Inc. Form S-8 filed with the Securities and Exchange Commission on June 19, 2009.

99.(d)(4)*	Form of agreement to be issued representing the New SARs.

99.(g)	Not applicable.

99.(h)	Not applicable.